3628.

**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

SEC MAIL RECEIVED PROCESSING
AUG - 6 2007
WASH. D.C. 186 SECTION

# LETTER FOR MAINTENANCE OF EXEMPTION

19 July 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 11

07025790

SUPPL

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

| No. | Subject | Date Released |
|---|---|---|
| 1 | Acquisition of new subsidiaries<br>i. Eminent Platform Sdn Bhd<br>ii. Sincere Outlook Sdn Bhd | 09.07.2007 |
| 2 | Proposed Acquisition of the remaining 30% equity interest in Westminster Travel Limited | 09.07.2007 |
| 3 | Changes in the interest of Employees Provident Fund Board, a substantial shareholder. | 10.07.2007 &<br>12.07.2007 |
| 4 | Proposed disposal of the entire business and undertaking including all the assets and liabilities of the Company to Synergy Drive Berhad.<br>-proposed bonus issue to capitalise Sime Darby's reserves, including the reserves arising from the Proposed Disposal, into share capital | 10.07.2007 |
| 5 | Member's Voluntary Liquidation of Sime Darby Corporation (Africa) Sdn. Bhd. | 10.07.2007 |
| 6 | Proposed disposal of the entire business and undertakings including all the assets and liabilities of the Company to Synergy Drive Berhad.<br>-approval of the Securities Commission obtained. | 17.07.2007 |

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
AUG 13 2007
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

*LMP/jg/nay/grpsec/sdb/let/letter re EDMS*

Form Version 2.0

# General Announcement

Submitted by S DARBY on 09/07/2007 05:41:30 PM
Reference No SD-070709-697EF

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Type : ● Announcement ○ Reply to query
* Subject :

**Acquisition of new subsidiaries**
**i. Eminent Platform Sdn Bhd**
**ii. Sincere Outlook Sdn Bhd**
**(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)**

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Consulting Sdn Bhd, had today acquired 2 ordinary shares of RM1.00 each in the following companies, representing 100% of their respective issued and paid-up share capital at par for cash :-

| Company | Date of Incorporation |
|---|---|
| Eminent Platform Sdn Bhd | 28.03.2007 |
| Sincere Outlook Sdn Bhd | 08.03.2007 |

The above companies have been incorporated in Malaysia as private limited companies under the Companies Act, 1965 and are currently dormant. The companies are intended to undertake future projects of the Group to be identified.

The abovementioned acquisitions are not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2008. None of the Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisitions.

This announcement is dated 9 July 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

# General Announcement

Submitted by S DARBY on 09/07/2007 05:27:37 PM
Reference No SD-070709-7DD56

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | Sime Darby Berhad |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | Nancy Yeoh Poh Yew |
| * Designation | : | Group Secretary |

* Type : ● Announcement ○ Reply to query

* Subject :

**Proposed Acquisition of the remaining 30% equity interest in Westminster Travel Limited ("Proposed Acquisition")
(Announcement pursuant to Chapter 10.08 of the Listing Requirements)**

* Contents :-

Further to the announcement on 27 June 2007, Sime Darby Berhad ("Sime Darby") wishes to announce that the Proposed Acquisition of the remaining 30% equity interest in Westminster Travel Limited by its wholly-owned subsidiary, Sime Darby Hong Kong Limited pursuant to the exercise of a put option by Mr Daniel So Ming Fai on 25 June 2007, was completed today.

Following the completion of the Proposed Acquisition, Westminster Travel Limited had effectively became a wholly-owned subsidiary of Sime Darby.

This announcement is dated 9 July 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 10/07/2007 05:56:20 PM
Reference No SD-070709-ECE48

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | Sime Darby Berhad |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | Nancy Yeoh Poh Yew |
| * Designation | : | Group Secretary |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * Name | : | Employees Provident Fund Board |
| * Address | : | Tingkat 23, Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| * NRIC/passport no/company no. | : | EPF ACT 1991 |
| * Nationality/country of incorporation | : | Malaysia |
| * Descriptions(class & nominal value) | : | Ordinary shares of RM0.50 each |
| * Name & address of registered holder | : | |

Employees Provident Fund Board
(Acquisition of 831,300 shares)

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * Acquired | * 02/07/2007 | * 577,300 | |
| Acquired | 03/07/2007 | 254,000 | |

* Circumstances by reason of which change has occurred : Acquisition of shares by the Employees Provident Fund Board.

| | | |
|---|---|---|
| * Nature of interest | : | **Direct** |
| Direct (units) | : | **392,093,415** |
| Direct (%) | : | **15.54** |
| Indirect/deemed interest (units) | : | |
| Indirect/deemed interest (%) | : | |
| * **Total no of securities after change** | : | **392,093,415** |
| * Date of notice | : | **03/07/2007** |

Remarks :

**The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 9th July 2007.**

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act . 1965

Submitted by S DARBY on 12/07/2007 06:22:46 PM
Reference No SD-070712-7D042

| | | |
|---|---|---|
| | Submitting Merchant Bank (if applicable) | : |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : Sime Darby Berhad |
| * | Stock name | : SIME |
| * | Stock code | : 4197 |
| * | Contact person | : Nancy Yeoh Poh Yew |
| * | Designation | : Group Secretary |

Particulars of substantial Securities Holder

| | | |
|---|---|---|
| * | Name | : Employees Provident Fund Board |
| * | Address | : Tingkat 23, Bangunan KWSP<br>Jalan Raja Laut<br>50350 Kuala Lumpur |
| * | NRIC/passport no/company no. | : EPF ACT 1991 |
| * | Nationality/country of incorporation | : Malaysia |
| * | Descriptions(class & nominal value) | : Ordinary shares of RM 0.50 each |
| * | Name & address of registered holder | : |

Employees Provident Fund Board
(Acquisition of 2,170,400 shares)

Details of changes

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * Acquired | * 04/07/2007 | * 512,200 | |
| Acquired | 05/07/2007 | 1,658,200 | |

| | | |
|---|---|---|
| * | Circumstances by reason of which change has occurred | : Acquisition of shares by the Employees Provident Fund Board. |
| * | Nature of interest | : Direct |
| | Direct (units) | : 394,263,815 |
| | Direct (%) | : 15.63 |
| | Indirect/deemed interest (units) | : |

Indirect/deemed interest (%) :

* **Total no of securities after change** : **394,263,815**

* Date of notice : 05/07/2007

Remarks :

**The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 11th July 2007.**

General Announcement
Reference No **MM-070710-67000**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | **CIMB INVESTMENT BANK BERHAD** |
| Company Name | : | **SIME DARBY BERHAD** |
| Stock Name | : | **SIME** |
| Date Announced | : | **10/07/2007** |

Type : **Announcement**
Subject : **SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")**

**(I) PROPOSED DISPOSAL OF THE ENTIRE BUSINESS AND UNDERTAKING INCLUDING ALL THE ASSETS AND LIABILITIES OF SIME DARBY TO SYNERGY DRIVE BHD ("SYNERGY DRIVE") ("PROPOSED DISPOSAL");**

**(II) PROPOSED CAPITAL REPAYMENT TO THE SHAREHOLDERS OF SIME DARBY ('PROPOSED CAPITAL REPAYMENT"); AND**

**(III) PROPOSED ISSUANCE OF NEW ORDINARY SHARES OF RM0.50 EACH IN SIME DARBY TO SYNERGY DRIVE ("PROPOSED SHARE ISSUE")**

**(COLLECTIVELY, THE "PROPOSALS")**

Contents :

We refer to the announcement on 24 January 2007 on the Proposals. Following the said announcement, we wish to announce that as part of the Proposed Capital Repayment, the Company will undertake a bonus issue to capitalise all its reserves, including the reserves arising from the Proposed Disposal, into share capital. The bonus issue is only a process undertaken to facilitate the implementation of the Proposed Capital Repayment and will only take place after the completion of the Proposed Disposal. Further, to facilitate the bonus issue, the Company will also propose to increase its authorised share capital, the amount of which will be determined in due course.

Nonetheless, the above steps are merely procedural and the consideration that the Company will receive from the Proposed Disposal, and consequently the amount of Series A Redeemable Convertible Preference Shares ("**RCPS A**") (or the consideration that may be derived from the RCPS A) that shareholders will receive under the Proposed Capital Repayment will remain unchanged.

The Company also proposes to include a variation in the Proposed Share Issue to allow the Company to issue 2 new ordinary shares (as originally proposed) or such additional shares to Synergy Drive to ensure that Synergy Drive's final shareholding in the Company will not be less than 90% of the enlarged share capital of the Company, to cover instances whereby there remain shares in the Company which are not owned by Synergy Drive pursuant to the exercise of options by the employees of the Company pursuant to the existing employees' share option schemes of the Company.

On behalf of the Company, CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* has on today, updated the Securities Commission on the proposed changes.

**This announcement is dated 10 July 2007.**

Form Version 2.0

## General Announcement

Submitted by S DARBY on 10/07/2007 05:16:18 PM

Reference No SD-070629-9EBBF

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | Sime Darby Berhad |
| * Stock name | : | SIME |
| * Stock code | : | 4197 |
| * Contact person | : | Nancy Yeoh Poh Yew |
| * Designation | : | Group Secretary |

* Type : ● Announcement ○ Reply to query

* Subject :

**Member's Voluntary Liquidation of Sime Darby Corporation (Africa) Sdn. Bhd. (Announcement pursuant to Chapter 9.19 (19) of the Listing Requirements)**

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Corporation (Africa) Sdn. Bhd. ("SDCA") held an Extraordinary General Meeting ("EGM") on 9 July 2007 at which the shareholder, Sime Malaysia Region Berhad (a wholly-owned subsidiary of Sime Darby) resolved that SDCA be wound-up voluntarily.

The shareholder had also at the EGM approved the appointment of Mr Martin Giles Manen and Mr Ng Hoong Kee as liquidators of SDCA. SDCA was in the business of general trading modelled after the Japanese "Sogoshosa" companies until the cessation of its business operations during the financial year ended 30 June 2002.

The voluntary liquidation of SDCA is not expected to have any material effect on the earnings and net assets of the Sime Darby Group for the financial ending 30 June 2008. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest in the voluntary liquidation.

This announcement is dated 10 July 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Reference No **MM-070717-61278**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | **CIMB INVESTMENT BANK BERHAD** |
| Company Name | : | **SIME DARBY BERHAD** |
| Stock Name | : | **SIME** |
| Date Announced | : | **17/07/2007** |

Type : **Announcement**
Subject : **SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")**

**(I) PROPOSED DISPOSAL OF THE ENTIRE BUSINESSES AND UNDERTAKINGS INCLUDING ALL ASSETS AND LIABILITIES OF SIME DARBY TO SYNERGY DRIVE BHD ("SYNERGY DRIVE");**

**(II) PROPOSED CAPITAL REPAYMENT TO THE SHAREHOLDERS OF SIME DARBY; AND**

**(III) PROPOSED ISSUANCE OF NEW ORDINARY SHARES OF RM0.50 EACH IN SIME DARBY TO SYNERGY DRIVE**

**(COLLECTIVELY, THE "PROPOSALS")**

Contents :

We refer to the announcement dated 15 May 2007.

On behalf of the Board of Directors of Sime Darby, CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* ("**CIMB**") is pleased to announce that the Securities Commission ("**SC**") and SC (on behalf of the Foreign Investment Committee) had via its letter dated 16 July 2007, given its approval for the Proposals as well as the similar proposals of Golden Hope Plantations Berhad, Mentakab Rubber Company (Malaya) Berhad, Kumpulan Guthrie Berhad, Guthrie Ropel Berhad, Highlands & Lowlands Berhad, Sime Engineering Services Berhad and Sime UEP Properties Berhad (collectively with Sime Darby, the "**Participating Companies**"). The approval of the SC is subject to the following:

(i) That each of the Participating Companies should make detailed disclosure, in their circulars to shareholders, on the following:

(a) The views of the respective Board of Directors of the Participating Companies on the method used to undertake the proposed merger of all the Participating Companies ("**Proposed Merger**") via the disposals of the businesses and undertakings of the Participating Companies and not via take-over routes;

(b) The views of the respective Board of Directors of the Participating Companies on the offer price received from Synergy Drive for the businesses and undertakings of the respective Participating Companies, valuation methodology used in valuing the businesses and undertakings and issue price of Synergy Drive's consideration shares;

(c) Detailed explanation on why the Proposed Merger is not considered as a related-party transaction and that all shareholders are therefore allowed to vote at the shareholders' meetings of the respective Participating Companies;

(d) Details on how Synergy Drive is to finance, and otherwise address the issue of, the potential cash payment to shareholders in the event the shareholders of the respective Participating Companies opt to redeem the RCPS A; and

(e) The hypothetical calculation/simulation, in plain language, on, amongst others, the shareholders/stockholders' entitlement to the RCPS A and the conversion of RCPS A to ordinary shares of RM0.50 each in Synergy Drive ("**Synergy Drive Shares**") or cash to be received by them pursuant to the redemption of RCPS A;

(ii) The financial advisers appointed to advise the shareholders/stockholders should also provide clear explanation to the shareholders/stockholders on the options available pursuant to the Proposed Merger (i.e. the option of converting the RCPS A into Synergy Drive Shares or redeeming the RCPS A into cash);

(iii) CIMB, Synergy Drive and the Participating Companies should ensure that proper dissemination of information with regard to the Proposed Merger be made in a timely manner to the shareholders of the Participating Companies, locally and abroad;

(iv) Bumiputera investors holding at least 30% of the share capital upon listing of Synergy Drive for the purpose of complying with the National Development Policy requirement should be approved/recognised by the Ministry of International Trade and Industry ("**MITI**");

(v) Synergy Drive should comply with any equity conditions that may be imposed on the companies licensed by MITI pursuant to the proposed disposals of the businesses and undertakings of the Participating Companies;

(vi) CIMB and Synergy Drive should inform SC upon completion of the Proposed Merger; and

(vii) CIMB and Synergy Drive should fully comply with the relevant requirement as stipulated in the Policies and Guidelines on Issue/Offer of Securities pertaining to the implementation of the Proposals.

**This announcement is dated 17 July 2007.**



END